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                       Securities and Exchange Commission
                            Washington, D.C.  20549
                           -------------------------
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 14)

                            NABORS INDUSTRIES, INC.
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                                (Name of issuer)

                     Common Stock, par value $.10 per share
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                         (Title of class of securities)

                                   629568106
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                                 (CUSIP number)

                    Howard Berkower, Esq., Baker & McKenzie
                   805 Third Avenue, New York, New York 10022
                                 (212) 751-5700
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                October 23, 1996
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                         (Date of event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





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-------------------                                            -----------------
CUSIP No. 629568106                    13D                     Page 2 of 6 Pages
-------------------                                            -----------------

================================================================================
 1  NAME OF REPORTING PERSON                              Eugene M. Isenberg

    S.S. OR I.R.S. ID NO. OF ABOVE PERSON                     ###-##-####
================================================================================
 2  CHECK THE APPROPRIATE BOX IF A MEMBER                               (a) / /
    OF A GROUP                                                          (B) / /

================================================================================
 3  SEC USE ONLY

================================================================================
 4  SOURCE OF FUNDS                                                           PF

================================================================================
 5  CHECK BOX IF DISCLOSURE OF LEGAL                                        / /
    PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)
================================================================================
 6  CITIZENSHIP OR PLACE OF ORGANIZATION                                     USA

================================================================================
 NUMBER OF      7   SOLE VOTING POWER                                  7,256,349
  SHARES
================================================================================
 BENEFICIALLY   8   SHARED VOTING POWER                                        0
    OWNED
================================================================================
  BY EACH       9   SOLE DISPOSITIVE POWER                             7,256,349
 REPORTING
================================================================================
 PERSON        10   SHARED DISPOSITIVE POWER                                   0
  WITH
================================================================================
11  AGGREGATE AMOUNT BENEFICIALLY OWNED                                7,256,349
    BY EACH REPORTING PERSON

================================================================================
12  CHECK IF THE AGGREGATE AMOUNT IN ROW                                       X
    (11) EXCLUDES CERTAIN SHARES

================================================================================
13  PERCENT OF CLASS REPRESENTED BY                                        8.36%
    AMOUNT IN ROW (11)

================================================================================
14  TYPE OF REPORTING PERSON                                                  IN

================================================================================




                              Page 2 of 6 pages
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        The undersigned, EUGENE M. ISENBERG (the "Registrant"), hereby amends his schedule 13D with regard to the common stock, $.10 par value per share ("Shares"), of NABORS INDUSTRIES, INC. (the"Issuer") as follows:

         Item 5: Interest in Securities of the Issuer

                 Item 5(a) is hereby amended by the addition of the following:

                 As of the close of business on October 23, 1996, Registrant beneficially owns 7,256,349 Shares comprised of (i) 1,893,349 Shares; and (ii) currently exercisable options to purchase an aggregate of 5,363,000 Shares at exercise prices ranging from $0.75 per Share to $16.75 per Share. These securities are held directly by the Registrant and indirectly through certain trusts, defined benefit plans and Individual Retirement Accounts of which the Registrant is a grantor, trustee, or beneficiary.

         Registrant specifically disclaims beneficial ownership of an aggregate of 372,596 Shares beneficially owned directly or indirectly by his spouse which have been excluded from the Shares listed above.

         Registrant's beneficial ownership, excluding the 372,596 Shares beneficially owned directly or indirectly by his spouse of which Registrant disclaims beneficial ownership, constitutes approximately 8.36% of the outstanding Shares of the company.

                 Item 5(c) is hereby amended by the addition of the following:

                          The following represents all of the transactions in
the Shares by the Registrant in the past 60 days:




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         On October 18, 1996, options to purchase 720,000 Shares at a price per
Share of $5.00 were exercised. On October 18, 1996, 720,000 Shares were sold on the open market at a price per Share of $16.875. On October 18, 1996, options to purchase 720,000 Shares at a price per Share of $16.75 were granted pursuant to an employee benefit plan approved by the stockholders.

         On October 23, 1996, options to purchase 297,000 Shares at a price per Share of $5.00 were exercised. On October 23, 1996, 297,000 Shares were sold on the open market for a price per Share of $16.25. On October 23, 1996, options to purchase 297,000 Shares at a price per Share of $16.00 were granted pursuant to an employee benefit plan approved by the stockholders. On October 23, 1996, options to purchase 3,000 Shares at a price per Share of $5.00 were transferred to another employee of the Issuer.

         In addition to the above transactions, the following transactions have occurred since the filing of the last Schedule 13D Amendment:

         On January 4, 1995, options to purchase 450,000 Shares granted pursuant to the Issuer's stockholder approved 1991 Stock Option Plan had vested. These options are exercisable at $5.00 per Share.

         On January 6, 1995 25,000 Shares were granted pursuant to the Issuer's stockholder approved 1992 Incentive Stock Grant Plan had vested.

         Options to purchase an aggregate amount of 425,000 Shares were granted on December 20, 1993 pursuant to the Issuer's stockholder approved 1993 Key Employee Stock Plan. These options are exercisable at $6.25 per Share and were fully vested on September 21, 1995.

         Options to purchase an aggregate of 1,800,000 Shares at a price per Share of $6.375 were granted. These options were fully vested on February 5, 1996.




                              Page 4 of 6 pages
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         On December 4, 1995, options to purchase 1,000,000 Shares at a price per Share of $9.5625 were granted pursuant to stockholder approved employee benefit plans. These options were fully vested by April 10, 1996.

   On December 26, 1995 19,000 Shares were gifted to charitable institutions.




                              Page 5 of 6 pages
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                                   SIGNATURES

                 After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Amendment to Schedule 13D concerning the Common Stock of Nabors Industries, Inc. is true, complete and correct.

Date:  November 13, 1996


                                        /s/  Eguene M. Isenberg
                                        -------------------------------------
                                             Eguene M. Isenberg




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